Northridge Ventures Inc.

2325 Hurontario Street, Suite 204, Mississauga, ON L5A 4K4

Tel: (647) 918-4955 Fax: (416) 850-5739

December 29, 2011

Via EDGAR

Mark P. Shuman

Branch Chief - Legal

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re: Northridge Ventures Inc.

Registration Statement on Form S-1

File No. 333-172934

filed December 16, 2011

Dear Mr. Shuman:

Further to our previous correspondence of today’s date, we respectfully request, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on January 4, 2012 at 4:30 p.m. (Eastern Time) or as soon as practicable thereafter.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Northridge Ventures Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We further acknowledge that Northridge Ventures Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Caroline Rechia

Caroline Rechia

President